OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Party City Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

702145103

(CUSIP Number)

Joseph I. Worsham, II
General Counsel
WS Capital Management, L.P.
300 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6073

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 702145103			Page 2 of 20

1.	Name of Reporting Person: WS Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,688,355

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,688,355

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,688,355

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): HC/CO

CUSIP No. 702145103			Page 3 of 20

1.	Name of Reporting Person: WS Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,688,355

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,688,355

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,688,355

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): IA/PN

CUSIP No. 702145103			Page 4 of 20

1.	Name of Reporting Person: Walker Smith Capital, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 115,088

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 115,088

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,088

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 702145103			Page 5 of 20

1.	Name of Reporting Person: Walker Smith Capital (Q.P.), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 661,677

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 661,677

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 661,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 702145103			Page 6 of 20

1.	Name of Reporting Person: Walker Smith International Fund, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 911,590

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 911,590

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 911,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 702154103			Page 7 of 20

1.	Name of Reporting Person: WSV Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 446,425

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 446,425

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 446,425

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.6%

14.	Type of Reporting Person (See Instructions): IA/CO

CUSIP No. 702145103			Page 8 of 20

1.	Name of Reporting Person: WS Ventures Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 466,425

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 466,425

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 466,425

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.6%

14.	Type of Reporting Person (See Instructions): HC/PN

CUSIP No. 702145103			Page 9 of 20

1.	Name of Reporting Person: WS Opportunity Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 131,281

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 131,281

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 131,281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 702145103			Page 10 of 20

1.	Name of Reporting Person: WS Opportunity Fund (Q.P.), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 130,069

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 130,069

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 130,069

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 702145103			Page 11 of 20

1.	Name of Reporting Person: WS Opportunity Fund International, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 185,075

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 185,075

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 185,075

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 702145103			Page 12 of 20

1.	Name of Reporting Person: Reid S. Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,135,780

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,135,780

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,135,780

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.4%

14.	Type of Reporting Person (See Instructions): HC/IN

CUSIP No. 702145103			Page 13 of 20

1.	Name of Reporting Person: G. Stacy Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,134,780

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,134,780

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,134,780

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.4%

14.	Type of Reporting Person (See Instructions): HC/IN

CUSIP No. 702145103			Page 14 of 20

1.	Name of Reporting Person: Patrick P. Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 450,325

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 450,325

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 450,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.6%

14.	Type of Reporting Person (See Instructions): HC/IN

Item 1. Security and Issuer.
     This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Party City Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Commons Way, Rockaway, New Jersey 07866.
Item 2. Identity and Background.
(a) The persons filing this statement are WS Capital, L.L.C., a Texas limited liability company (“WS Capital”), WS Capital Management, L.P., a Texas limited partnership (“WSC Management”), Walker Smith Capital, L.P., a Texas limited partnership (“WSC”), Walker Smith Capital (Q.P.), L.P., a Texas limited partnership (“WSCQP”), Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”), WSV Management, L.L.C., a Texas limited liability company (“WSV”), WS Ventures Management, L.P., a Texas limited partnership (“WSVM”), WS Opportunity Fund, L.P., a Texas limited partnership (“WSO”), WS Opportunity Fund (Q.P.), L.P., a Texas limited partnership (“WSOQP”), WS Opportunity Fund International, Ltd., a Cayman Islands exempted company (“WSO International”), Reid S. Walker, G. Stacy Smith and Patrick P. Walker (collectively, the “Reporting Persons”).
(b) — (f) No material changes.
Item 3. Source and Amount of Funds or Other Consideration.
     WSC acquired 4,700 shares of Common Stock using working capital. WSCQP acquired 92,000 shares of Common Stock using working capital. WS International acquired 106,700 shares of Common Stock using working capital. WSO acquired 18,616 shares of Common Stock using working capital. WSOQP acquired 10,900 shares of Common Stock using working capital. WSO International acquired 25,700 shares of Common Stock using working capital. The shares of Common Stock were purchased in multiple transactions at purchase price ranging from $12.96 to $13.375 per share.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons filed their initial Schedule 13D in response to the Issuer’s announcement on March 30, 2005, of the formation of a special committee of the Issuer’s Board of Directors (the “Special Committee”) to “explore strategic alternatives” available to the Issuer. The Reporting Persons continue to believe that the Common Stock is undervalued and represents an attractive investment opportunity. Moreover, with continued execution of the Issuer’s recent initiatives, the Reporting Persons continue to believe that the Issuer is well positioned to achieve significant operational improvements. Accordingly, the Reporting Persons intend to continue to actively and closely analyze the strategic alternatives pursued by the Issuer, and the evaluation process of the Special Committee in connection therewith, to ensure the maximization of outside shareholder value. In that regard, the Reporting Persons intend to exercise all rights available to ensure that maximum shareholder value is attained. Depending upon the foregoing factors or any other factors deemed relevant by the Reporting Persons, the Reporting Persons may acquire additional shares of Common Stock, or dispose of all or part of their shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Any such acquisitions or dispositions may be effected by the Reporting Persons at any time without prior notice.
     The Reporting Persons may engage in communications from time to time with one or more stockholders, potential suitors, officers or directors of the Issuer regarding strategic alternatives available to or explored by the Issuer, various means of maximizing stockholder value or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

15 of 20

Except as described herein, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Reid S. Walker is the beneficial owner of 2,135,780 shares of Common Stock (which represents approximately 12.4% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 2, 2005), which includes (i) 1,688,355 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International, (ii) 446,425 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International and (iii) 1,000 shares held directly.
          G. Stacy Smith is the beneficial owner of 2,134,780 shares of Common Stock (which represents approximately 12.4% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 2, 2005), which includes (i) 1,688,355 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International and (ii) 446,425 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International.
          Patrick P. Walker is the beneficial owner of 450,325 shares of Common Stock (which represents approximately 2.6% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 2, 2005), which includes (i) 446,425 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International, (ii) 2,500 shares held directly and (iii) 1,400 shares held by a trust for which Patrick P. Walker serves as trustee.
          WS Capital and WSC Management are the beneficial owners of 1,688,355 shares of Common Stock (which represents approximately 9.8% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 2, 2005), which includes (i) 115,088 shares beneficially owned by WSC, (ii) 661,677 shares beneficially owned by WSCQP and (iii) 911,590 shares beneficially owned by WS International.
          WSV and WSVM are the beneficial owners of 446,425 shares of Common Stock (which represents approximately 2.6% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 2, 2005), which includes (i) 131,281 shares beneficially owned by WSO, (ii) 130,069 shares beneficially owned by WSOQP and (iii) 185,075 shares beneficially owned by WSO International.
          WSC is the beneficial owner of 115,088 shares of Common Stock (which represents approximately 0.7% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 2, 2005). WSCQP is the beneficial owner of 661,677 shares of Common Stock (which represents approximately 3.8% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 2, 2005). WS International is the beneficial owner of 911,590 shares of Common Stock (which represents approximately 5.2% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 2, 2005). WSO is the beneficial owner of 131,281 shares of Common Stock (which represents approximately 0.8% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 2, 2005). WSOQP is the beneficial owner of 130,069 shares of Common Stock (which represents approximately 0.7% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 2, 2005). WSO International is the beneficial owner of 185,075 shares of Common Stock (which represents approximately 1.0% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 2, 2005).

16 of 20

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
(b)	Power	Power	Power	Power
WS Capital	1,688,355	0	1,688,355	0
WSC Management	1,688,355	0	1,688,355	0
WSC	115,088	0	115,088	0
WSCQP	661,677	0	661,677	0
WS International	911,590	0	911,590	0
WSV	446,425	0	446,425	0
WSVM	446,425	0	446,425	0
WSO	131,281	0	131,281	0
WSOQP	130,069	0	130,069	0
WSO International	185,075	0	185,075	0
Reid S. Walker	2,135,780	0	2,135,780	0
G. Stacy Smith	2,134,780	0	2,134,780	0
Patrick P. Walker	450,235	0	450,235	0
(c) During the past sixty days, the only transactions in the Common Stock effected by the Reporting Persons were the following open market transactions:
A. WSC

		Number of
Date	Price ($)	Shares	Purchase/Sale
09/06/2005	12.87	540	Purchase
09/06/2005	12.88	37	Purchase
09/06/2005	12.89	23	Purchase
09/06/2005	12.90	3	Purchase
09/06/2005	12.91	26	Purchase
09/06/2005	12.92	74	Purchase
09/06/2005	12.93	33	Purchase
09/06/2005	12.94	41	Purchase
09/06/2005	12.95	56	Purchase
09/06/2005	12.96	74	Purchase
09/06/2005	12.97	8	Purchase
09/06/2005	12.98	13	Purchase
09/06/2005	12.985	404	Purchase
09/06/2005	12.986	21	Purchase
09/06/2005	12.99	41	Purchase
09/06/2005	13.00	619	Purchase
09/06/2005	13.04	29	Purchase
09/06/2005	13.05	12	Purchase
09/06/2005	13.07	1,052	Purchase
09/06/2005	13.08	28	Purchase
09/06/2005	13.09	21	Purchase
09/06/2005	13.10	21	Purchase
09/06/2005	13.11	56	Purchase
09/06/2005	13.12	20	Purchase
09/06/2005	13.13	216	Purchase
09/06/2005	13.14	37	Purchase
09/06/2005	13.15	16	Purchase
09/06/2005	13.18	4	Purchase
09/06/2005	13.23	41	Purchase
09/06/2005	13.24	17	Purchase
09/06/2005	13.25	16	Purchase
09/07/2005	13.375	1,100	Purchase
B. WSCQP

		Number of
Date	Price ($)	Shares	Purchase/Sale
09/06/2005	12.87	5,462	Purchase
09/06/2005	12.88	375	Purchase
09/06/2005	12.89	231	Purchase
09/06/2005	12.90	29	Purchase
09/06/2005	12.91	263	Purchase
09/06/2005	12.92	751	Purchase
09/06/2005	12.93	334	Purchase
09/06/2005	12.94	417	Purchase
09/06/2005	12.95	562	Purchase
09/06/2005	12.96	751	Purchase
09/06/2005	12.97	83	Purchase
09/06/2005	12.98	131	Purchase
09/06/2005	12.985	4,086	Purchase
09/06/2005	12.986	208	Purchase
09/06/2005	12.99	417	Purchase
09/06/2005	13.00	6,254	Purchase
09/06/2005	13.04	292	Purchase
09/06/2005	13.05	125	Purchase
09/06/2005	13.07	10,632	Purchase
09/06/2005	13.08	287	Purchase
09/06/2005	13.09	213	Purchase
09/06/2005	13.10	208	Purchase
09/06/2005	13.11	567	Purchase
09/06/2005	13.12	204	Purchase
09/06/2005	13.13	2,180	Purchase
09/06/2005	13.14	375	Purchase
09/06/2005	13.15	162	Purchase
09/06/2005	13.18	42	Purchase
09/06/2005	13.21	5	Purchase
09/06/2005	13.23	417	Purchase
09/06/2005	13.24	171	Purchase
09/06/2005	13.25	167	Purchase
09/07/2005	13.375	6,100	Purchase
C. WS International

		Number of
Date	Price ($)	Shares	Purchase/Sale
09/06/2005	12.87	4,652	Purchase
09/06/2005	12.88	320	Purchase
09/06/2005	12.89	196	Purchase
09/06/2005	12.90	25	Purchase
09/06/2005	12.91	224	Purchase
09/06/2005	12.92	639	Purchase
09/06/2005	12.93	284	Purchase
09/06/2005	12.94	355	Purchase
09/06/2005	12.95	478	Purchase
09/06/2005	12.96	639	Purchase
09/06/2005	12.97	71	Purchase
09/06/2005	12.98	111	Purchase
09/06/2005	12.985	3,480	Purchase
09/06/2005	12.986	178	Purchase
09/06/2005	12.99	355	Purchase
09/06/2005	13.00	5,326	Purchase
09/06/2005	13.04	249	Purchase
09/06/2005	13.05	107	Purchase
09/06/2005	13.07	9,055	Purchase
09/06/2005	13.08	245	Purchase
09/06/2005	13.09	181	Purchase
09/06/2005	13.10	178	Purchase
09/06/2005	13.11	483	Purchase
09/06/2005	13.12	174	Purchase
09/06/2005	13.13	1,856	Purchase
09/06/2005	13.14	320	Purchase
09/06/2005	13.15	138	Purchase
09/06/2005	13.18	36	Purchase
09/06/2005	13.21	4	Purchase
09/06/2005	13.23	355	Purchase
09/06/2005	13.24	146	Purchase
09/06/2005	13.25	142	Purchase
09/07/2005	13.375	8,400	Purchase
D. WSO

		Number of
Date	Price ($)	Shares	Purchase/Sale
09/02/2005	12.96	30	Purchase
09/02/2005	12.98	273	Purchase
09/02/2005	12.99	30	Purchase
09/02/2005	13.00	850	Purchase
09/02/2005	13.01	7	Purchase
09/02/2005	13.02	182	Purchase
09/02/2005	13.04	91	Purchase
09/02/2005	13.05	30	Purchase
09/02/2005	13.06	241	Purchase
09/02/2005	13.07	243	Purchase
09/02/2005	13.08	152	Purchase
09/02/2005	13.09	182	Purchase
09/02/2005	13.10	213	Purchase
09/02/2005	13.12	152	Purchase
09/02/2005	13.18	152	Purchase
09/02/2005	13.19	820	Purchase
09/02/2005	13.20	395	Purchase
09/02/2005	13.21	213	Purchase
09/02/2005	13.22	61	Purchase
09/06/2005	12.87	840	Purchase
09/06/2005	12.88	58	Purchase
09/06/2005	12.89	35	Purchase
09/06/2005	12.90	4	Purchase
09/06/2005	12.91	40	Purchase
09/06/2005	12.92	115	Purchase
09/06/2005	12.93	51	Purchase
09/06/2005	12.94	64	Purchase
09/06/2005	12.95	86	Purchase
09/06/2005	12.96	115	Purchase
09/06/2005	12.97	13	Purchase
09/06/2005	12.98	20	Purchase
09/06/2005	12.985	629	Purchase
09/06/2005	12.986	32	Purchase
09/06/2005	12.99	64	Purchase
09/06/2005	13.00	962	Purchase
09/06/2005	13.04	45	Purchase
09/06/2005	13.05	19	Purchase
09/06/2005	13.07	1,636	Purchase
09/06/2005	13.08	44	Purchase
09/06/2005	13.09	33	Purchase
09/06/2005	13.10	32	Purchase
09/06/2005	13.11	87	Purchase
09/06/2005	13.12	31	Purchase
09/06/2005	13.13	335	Purchase
09/06/2005	13.14	58	Purchase
09/06/2005	13.15	25	Purchase
09/06/2005	13.18	6	Purchase
09/06/2005	13.21	1	Purchase
09/06/2005	13.23	64	Purchase
09/06/2005	13.24	26	Purchase
09/06/2005	13.25	26	Purchase
09/07/2005	13.375	1,000	Purchase
E. WSOQP

		Number of
Date	Price ($)	Shares	Purchase/Sale
09/06/2005	12.87	435	Purchase
09/06/2005	12.88	30	Purchase
09/06/2005	12.89	18	Purchase
09/06/2005	12.90	2	Purchase
09/06/2005	12.91	21	Purchase
09/06/2005	12.92	60	Purchase
09/06/2005	12.93	27	Purchase
09/06/2005	12.94	33	Purchase
09/06/2005	12.95	45	Purchase
09/06/2005	12.96	60	Purchase
09/06/2005	12.97	7	Purchase
09/06/2005	12.98	10	Purchase
09/06/2005	12.985	326	Purchase
09/06/2005	12.986	17	Purchase
09/06/2005	12.99	33	Purchase
09/06/2005	13.00	498	Purchase
09/06/2005	13.04	23	Purchase
09/06/2005	13.05	10	Purchase
09/06/2005	13.07	847	Purchase
09/06/2005	13.08	23	Purchase
09/06/2005	13.09	17	Purchase
09/06/2005	13.10	17	Purchase
09/06/2005	13.11	45	Purchase
09/06/2005	13.12	16	Purchase
09/06/2005	13.13	174	Purchase
09/06/2005	13.14	30	Purchase
09/06/2005	13.15	13	Purchase
09/06/2005	13.18	3	Purchase
09/06/2005	13.23	33	Purchase
09/06/2005	13.24	14	Purchase
09/06/2005	13.25	13	Purchase
09/07/2005	13.375	1,000	Purchase
F. WSO International

		Number of
Date	Price ($)	Shares	Purchase/Sale
09/02/2005	12.96	70	Purchase
09/02/2005	12.98	627	Purchase
09/02/2005	12.99	70	Purchase
09/02/2005	13.00	1,950	Purchase
09/02/2005	13.01	16	Purchase
09/02/2005	13.02	418	Purchase
09/02/2005	13.04	209	Purchase
09/02/2005	13.05	70	Purchase
09/02/2005	13.06	552	Purchase
09/02/2005	13.07	557	Purchase
09/02/2005	13.08	348	Purchase
09/02/2005	13.09	418	Purchase
09/02/2005	13.10	487	Purchase
09/02/2005	13.12	348	Purchase
09/02/2005	13.18	348	Purchase
09/02/2005	13.19	1,880	Purchase
09/02/2005	13.20	905	Purchase
09/02/2005	13.21	487	Purchase
09/02/2005	13.22	139	Purchase
09/06/2005	12.87	1,170	Purchase
09/06/2005	12.88	80	Purchase
09/06/2005	12.89	49	Purchase
09/06/2005	12.90	6	Purchase
09/06/2005	12.91	56	Purchase
09/06/2005	12.92	161	Purchase
09/06/2005	12.93	71	Purchase
09/06/2005	12.94	89	Purchase
09/06/2005	12.95	120	Purchase
09/06/2005	12.96	161	Purchase
09/06/2005	12.97	18	Purchase
09/06/2005	12.98	28	Purchase
09/06/2005	12.985	876	Purchase
09/06/2005	12.986	45	Purchase
09/06/2005	12.99	89	Purchase
09/06/2005	13.00	1,340	Purchase
09/06/2005	13.04	63	Purchase
09/06/2005	13.05	27	Purchase
09/06/2005	13.07	2,278	Purchase
09/06/2005	13.08	62	Purchase
09/06/2005	13.09	46	Purchase
09/06/2005	13.10	45	Purchase
09/06/2005	13.11	121	Purchase
09/06/2005	13.12	44	Purchase
09/06/2005	13.13	467	Purchase
09/06/2005	13.14	80	Purchase
09/06/2005	13.15	35	Purchase
09/06/2005	13.18	9	Purchase
09/06/2005	13.21	1	Purchase
09/06/2005	13.23	89	Purchase
09/06/2005	13.24	37	Purchase
09/06/2005	13.25	36	Purchase
09/07/2005	13.375	1,500	Purchase
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated April 1, 2005, entered into by and among WS Capital, L.L.C., WS Capital Management, L.P., Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P., Walker Smith International Fund, Ltd., WSV Management, L.L.C., WS Ventures Management, L.P., WS Opportunity Fund, L.P., WS Opportunity Fund (Q.P.), L.P., WS Opportunity Fund International, Ltd., Reid S. Walker, G. Stacy Smith and Patrick P. Walker.

17 of 20

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 16, 2005

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WALKER SMITH CAPITAL, L.P.

By:	WS Capital Management, L.P., its general partner
By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WALKER SMITH CAPITAL (Q.P.), L.P.

By:	WS Capital Management, L.P., its general partner
By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WALKER SMITH INTERNATIONAL FUND, LTD.

By:	WS Capital Management, L.P., its agent and attorney-in-fact
By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.

By:	/s/ Reid S. Walker

Reid S. Walker, Member

18 of 20

WS VENTURES MANAGEMENT, L.P.

By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS OPPORTUNITY FUND, L.P.

By:	WS Ventures Management, L.P., its general partner
By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS OPPORTUNITY FUND (Q.P.), L.P.

By:	WS Ventures Management, L.P., its general partner
By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS OPPORTUNITY FUND INTERNATIONAL, LTD.

By:	WS Ventures Management, L.P., its agent and attorney-in-fact
By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

/s/ Reid S. Walker

REID S. WALKER

/s/ G. Stacy Smith

G. STACY SMITH

/s/ Patrick P. Walker

PATRICK P. WALKER

19 of 20